UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-35755

Delta Technology Holdings Limited

(Translation of registrant”s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrantis submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrantis submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 21, 2017, Delta Technology Holdings Limited, a company duly organized under the laws of British Virgin Islands (the “Company”), Xin Chao, the CEO of the Company, Master Kingdom Holdings Limited (“Master”), a company duly organized under the laws of British Virgin Islands, KPCB China Fund LP (“KPCB China”), a partnership duly organized under the laws of Cayman Islands and KPCB China Founders Fund LP (“KPCB China Founders”), a partnership duly organized under the laws of Cayman Islands (together with Master, KPCB China, the “Sellers”), and certain purchasers as set forth on the signature page thereof (the “Purchasers”) entered into a share purchase agreement (the “Agreement”), pursuant to which Purchasers purchased from the Sellers a total of 3,858,125 ordinary shares of the Company (“Shares”). In full consideration for the Shares, the Purchasers paid the Sellers $2,250,000 of cash and forgave certain debt in the aggregate amount of $1,938,530 pursuant to certain promissory note issued by Master in favor of the Purchases by delivering a general release in favor of Master. The transaction contemplated by the Agreement closed on the same day.

Master and Mr. Chao, agreed to continue to manage daily operations of the Company’s subsidiaries and assume all obligations and liabilities in connection the operations of the Company’s subsidiaries post-closing. The Sellers agreed to certain other post-closing covenants in relation to operating the Company’s business in its ordinary course, including but not limited to, providing monthly financial reports to the Purchasers, paying taxes and debt obligations on a timely basis and refraining from consummating mergers, acquisitions or sales of assets.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Number	Exhibit Table
99.1	Share Purchase Agreement, dated as of November 21, 2017, by and among Master Kingdom Holdings Limited, KPCB China Fund L.P. and KPCB China Founder L.P. and the Purchasers named therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 24, 2017	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer